UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Santiago, Chile, February 24, 2026 – CCU announced today its consolidated financial and operating results[1],[2] for the fourth quarter of 2025 (4Q25), which ended December 31, 2025.

•	Consolidated volumes increased 0.6%. Volume performance per Operating segment was as follows:

o   Chile 4.1%

o   International Business (4.6)%

o   Wine (9.7)%

•      Net sales were down 11.8%

•      Gross profit decreased 15.2%

•	EBITDA reached CLP 151,201 million a 17.2% decrease versus 4Q24. The performance per Operating segment was as follows: [3],[4]

o   Chile 6.0%

o   International Business (44.5)%

o   Wine (45.2)%

•	Net income reached CLP 55,096 million, a 25.7% contraction
•	Earnings per share reached CLP 149.1
Key figures	4Q25	4Q24	Δ % / bps	YTD25	YTD24	Δ % / bps	Organic(3) Δ % / bps
(In ThHL or CLP million unless stated otherwise)
Volumes	10,883	10,820	0.6	36,248	33,773	7.3	0.6
Net sales	853,413	968,078	(11.8)	2,909,625	2,904,566	0.2	(2.9)
Gross profit	392,642	463,084	(15.2)	1,291,591	1,313,609	(1.7)	(4.7)
EBIT	109,913	137,715	(20.2)	220,849	262,702	(15.9)	-
EBITDA	151,201	182,621	(17.2)	376,208	415,936	(9.6)	-
EBITDA margin %	17.7	18.9	(115) bps	12.9	14.3	(139) bps	-
Net income	55,096	74,153	(25.7)	117,152	160,944	(27.2)	-
Earnings per share (CLP)	149.1	200.7	(25.7)	317.1	435.6	(27.2)	-
Excluding the non-recurring effect of the sale of a portion of land in Chile in 2Q24(4)
EBIT	109,913	137,715	(20.2)	220,849	234,033	(5.6)	-
EBITDA	151,201	182,621	(17.2)	376,208	387,267	(2.9)	-
EBITDA margin %	17.7	18.9	(115) bps	12.9	13.3	(40) bps	-
Net income	55,096	74,153	(25.7)	117,152	140,016	(16.3)	-

[1] For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

[2] All growth or variation references in this Earnings Release refer to 4Q25 compared to 4Q24, unless otherwise stated.

[3] Organic variations consider figures comparable between 2025 and 2024 by isolating in 2025 ADO’s accumulated figures as of June 2025 and AV accumulated figures as of September 2025. This is because we started consolidating “Aguas de Origen” (ADO), our water business in Argentina, in 3Q24, and in 4Q24 we started consolidating our partnership with the Vierci Group (AV) in Paraguay.

[4] YTD results of 2024 include a non-recurring gain from the sale of a portion of land in Chile, totalizing a gain before taxes of CLP 28,669 million, and a gain after taxes of
CLP 20,928 million. At the Operating segments level, this non-recurring effect was accounted in Others/eliminations.

4Q25 PRESS RELEASE

COMMENTS FROM THE CEO

During 2025, CCU posted a strong set of results in its main Operating segment, Chile, while it faced a particularly challenging year in Argentina and in the wine business, especially during the second half of the year. Isolating the non-recurring gain from the sale of a portion of land in Chile in 2024, consolidated EBITDA decreased 2.9%, reaching CLP 376,208 million. By Operating segment, Chile posted a robust 7.8% EBITDA growth, which was diluted by the 29.5% contraction in the International Business Operating segment, and a 14.9% drop in the Wine Operating segment. In addition, Net income was down 16.3%, totalizing CLP 117,152 million. Under the same criteria, and isolating Argentina, consolidated EBITDA would have grown mid-single digit in 2025. In terms of business scale, consolidated volumes reached 36.2 million hectoliters, expanding 7.3% versus 2024; organic3 volumes increased 0.6%, fully driven by the Chile Operating segment, which expanded 1.1%, recovering volume growth after three consecutive years of contraction.

In terms of our strategy, during the year we moved forward in our Strategic Plan 2025-2027 and its three pillars, Profitability, Growth and Sustainability. Regarding Profitability, as mentioned, our core Operating segment, Chile, expanded EBITDA by 7.8%, well above inflation, and EBITDA margin grew 48 bps, while we keep growing in high-margin innovations and delivering efficiencies in every aspects of the business. Regarding our Growth pillar, we strengthened our regional footprint by successfully integrating, in Paraguay, PepsiCo’s beverage portfolio and snacks distribution. Furthermore, we posted volume growth in our water business in Argentina in a tough business scenario, and increased our beer scale in Colombia and Bolivia. Also, to meet evolving consumer trends, we posted double-digit growth in low-alcohol and ready-to-drink flavored products in Chile, innovating and consolidating our leadership in this high growing cross-category segment, which involves beer, wine and spirits, in a context of soft industries. Regarding brand equity, we recorded a solid performance in Chile, increasing brand equity levels, being key to expand overall market share. Finally, as of Sustainability, in our "Juntos por un Mejor Vivir" strategy, within the Planet pillar, we kept reducing industrial water consumption. Regarding the People pillar of our strategy, and in the year that we celebrated 175 years of history, we reached important milestones: we obtained a high level of employee’s satisfaction, got certified in Chile and Argentina as a Top Employer by the Top Employer Institute, moved up in CADEM ranking of citizen brands, and got awarded as one of the companies with best practices in corporate governance by the survey “La Voz del Mercado 2025”.

From a quarterly perspective, consolidated volumes rose 0.6%, fully driven by the Chile Operating segment. Our financial results were below last year, mostly explained by a challenging business scenario in Argentina, together with a high comparison base in EBITDA in that country, and headwinds in the Wine Operating segment. This was partially compensated by our main Operating segment, Chile, which continued in a positive path of results. Consolidated EBITDA totalized CLP 151,201 million, contracting 17.2%, where the 6.0% expansion in the Chile Operating segment, was more than offset by the 44.5% and 45.2% EBITDA contraction in the International Business and Wine Operating segments, respectively. Net income reached CLP 55,096 million, down 25.7%. Consolidated EBITDA, isolating Argentina, would have expanded low-single digit in the quarter.

In terms of our segments performance, in 4Q25, the Chile Operating segment’s top line expanded 5.5%, as a result of 4.1% increase in volumes and 1.3% higher average prices. Volumes were boosted by non-alcoholic categories. Average prices were driven by revenue management efforts, offset by negative mix effects. EBITDA totalized CLP 113,313 million, a 6.0% increase, mostly due to a 9.1% Gross profit expansion, partially offset by 10.1% higher MSD&A expenses. Regarding Gross profit, the rise was driven by higher volumes, lower cost pressures related to favorable prices in some raw materials, with the exception of aluminum, and the appreciation of the CLP against the USD, which is positive on USD-linked costs; partially compensated by higher costs from our PET recycling plant “CirCCUlar”. On the other side, MSD&A expenses expanded mostly associated with higher distribution expenses, as volumes grew, and larger marketing expenses to support brand equity. In the International Business Operating segment, Net sales recorded a 36.3% decrease, mostly driven by lower average prices, and a 4.6% volume contraction, highly driven by a high-single digit contraction in the beer industry in Argentina. The decrease in average prices in CLP was driven by Argentina, impacted by a negative translation effect, pricing below inflation through the year, and negative mix effects. The latter was partially compensated by efficiencies. In all, EBITDA reached CLP 40,370 million, a 44.5% drop. The Wine Operating segment posted a top line contraction of 16.8%, driven by 9.7% drop in volumes together with 7.9% decrease in average prices. Lower scale was driven by both exports and domestic markets. The weaker average prices were mostly explained by a stronger CLP and its negative impact on export revenues, and negative mix effects in the portfolio, partially compensated with revenue management initiatives. EBITDA reached CLP 6,698 million, a 45.2% contraction, also impacted by a higher cost of wine.

Regarding our main JVs and associated businesses, in Colombia, volumes reached 2,4 million hectoliters in 2025, increasing 6.1%. We continue to build a robust brand portfolio and sales execution, which is the path to long-term volume and financial growth.

To conclude, in 2025, in a context of soft industries, we posted a solid performance in our main Operating segment Chile, recovering volume growth after three years of volume contraction, and expanded EBITDA and EBITDA margin. However, consolidated results were weaker due to a difficult macroeconomic scenario in Argentina together with a contraction in the beer industry in this country, and strong headwind in the wine business. We look to the future with optimism, as CCU’s core strengths remain solid. Our focus will be on continue developing our 2025-2027 Strategic Plan, reinforcing our three strategic pillars: Profitability, Growth and Sustainability, with an especial focus on Profitability through revenue management efforts and efficiencies and high-margin innovation growth.

Finally, I would like to extend my gratitude to all our more than ten thousand employees in a special year for our Company, as we celebrated our 175 anniversary. Their dedication and commitment with the SER CCU principles: “Excelencia, Entrega, Integridad y Empoderamiento”, have been key to navigate challenging times. We will continue to work to ensure sustainable and profitable growth for CCU.

4Q25 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FOURTH QUARTER (Exhibit 1 & 3)
•	Net sales were down 11.8%, fully driven by 12.4% lower average prices in CLP, while volumes expanded 0.6%. Average prices in CLP were lower due to: (i) a 33.2% contraction in the International Business Operating segment, mostly from a negative translation effect in Argentina, a challenging pricing scenario in this country, where prices grew below inflation, and negative mix effects, and (ii) a 7.9% decrease in the Wine Operating segment, mostly explained by negative mix effects in the portfolio, and a stronger CLP impacting negatively export revenues, partially compensated with revenue management initiatives. These impacts were partially compensated by a 1.3% rise in the Chile Operating segment, related to revenue management initiatives, partially compensated by negative mix effects. On the other side, higher volumes were fully explained by a 4.1% expansion in the Chile Operating segment, mostly driven by non-alcoholic categories, partially offset by: (i) a 4.6% decrease in the International Business Operating segment, mainly explained by a high-single digit drop in the beer industry in Argentina during the quarter, and (ii) a 9.7% contraction in the Wine Operating segment, explained by a 10.8% decrease in exports and a 7.9% decrease in Chile domestic market.
•	Cost of sales decreased 8.8%, associated with a 9.3% contraction in Cost of sales per hectoliter explained by all Operating segments. The breakdown is as follows: (i) a 1.5% decrease in the Chile Operating segment, mainly associated with a 2.7% appreciation of the CLP against the USD, impacting favorably on USD-linked costs, lower prices in some raw materials such as sugar, fruit pulp, and malt, and efficiencies. These effects were partially compensated by higher prices in aluminum and higher costs from our PET recycling plant “CirCCUlar”; (ii) a 26.0% decrease in CLP in the International Business Operating segment, mostly caused by a favorable translation effect, as in local currency COGS per hectoliter grew mainly due to a negative impact from the devaluation of the ARS against the USD in our cost base in Argentina, and (iii) a 1.1% decrease in the Wine Operating segment, mostly due to mix effects which more than compensated a higher cost of wine during the quarter.
•	Gross profit reached CLP 392,642 million, a 15.2% decrease, and Gross margin was lower by 183 bps.
•	MSD&A expenses were down 13.0% in CLP, and as a percentage of Net sales, MSD&A expenses improved 46 bps due to efficiencies across all operating segments. The lower expenses were explained by a 40.0% contraction in the International Business Operating segment, mostly due to a favorable translation effect, as in local currency MSD&A expenses grew due to cost pressures and a 13.6% drop in the Wine Operating segment. On the other hand, in the Chile Operating segment, MSD&A expenses grew 10.1%, mainly due to higher marketing expenses to support brand equity, and higher distribution expenses due to the higher volumes.
•	EBIT reached CLP 109,913 million a contraction of 20.2%, due to the effects mentioned above.
•	EBITDA reached CLP 151,201 million, a 17.2% decrease versus last year. By Operating segment, Chile rose 6.0%, continuing in a path of positive results through the year, being more than offset by a 44.5% decrease in the International Business Operating segment, and into a lesser extent, by the 45.2% decrease in the Wine Operating segment.
•	Non-operating result totalized a loss of CLP 25,656 million in 4Q25 versus a loss of CLP 34,324 million last year. This was explained by: (i) a higher result by CLP 23,255 million in Foreign currency exchange differences, due to an appreciation of the CLP against the USD in 4Q25, versus a depreciation in 4Q24, and its impact on our foreign currency balance positions, almost fully compensated by Other gains/(losses) detailed below, (ii) a lower loss in Net financial expenses by CLP 4,200 million, due to lower financial expenses driven by a lower debt in Chile and Argentina, (iii) a higher result by CLP 2,916 million in Results as per adjustment units, in part due to a lower inflation in Chile, and (iv) a lower loss in Equity and income of JVs and associated by CLP 1,656 million, generated by a higher financial result in Colombia. These effects were partially compensated by a higher loss in Other gains/(losses) by CLP 23,359 million, mostly caused by derivative contracts, specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance positions.
•	Income taxes reached CLP 17,926 million versus CLP 21,259 million last year. The lower taxes were mainly explained by a lower taxable income, mostly explained by the weaker financial results in Argentina.
•	Net income reached a gain of CLP 55,096 million, versus a gain of CLP 74,153 million last year, explained by the effects mentioned above.

4Q25 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FULL YEAR 2025 (Exhibit 2 & 4)

Comments below related to the consolidated and the International Business Operating segment consider organic[5] figures for volumes, Net sales, COGS and Gross profit; this is, excluding the consolidation of ADO in Argentina and AV in Paraguay to make full year 2025 and 2024 figures comparable. MSD&A expenses, EBIT, EBITDA, Non-operating results, Income taxes, and Net income are presented on a consolidated basis.

•	Net sales were down 2.9% organically, mostly driven by 3.4% lower organic average prices in CLP while volumes grew 0.6%. The lower organic average prices in CLP were fully explained by a 18.4% contraction in the International Business Operating segment, mostly from a negative translation effect in Argentina, from the devaluation of the ARS against the USD, and a challenging pricing scenario in this country, with prices growing below inflation through the year and negative mix effects. This was partially compensated by: (i) a 3.5% rise in the Chile Operating segment, related to revenue management initiatives, partially compensated by negative mix effects in the portfolio, and (ii) a 0.8% increase in the Wine Operating segment, mostly explained by revenue management initiatives in domestic markets and a weaker CLP, and its favorable impact on export revenues, partially offset by negative mix effects. Volume growth was as follows: (i) a 1.1% expansion in the Chile Operating segment, retaking volume growth after three years of contraction, (ii) a 0.3% organic decrease in the International Business Operating segment, where we faced a challenging scenario in Argentina, especially during the second half of the year, and (iii) a 3.0% decrease in the Wine Operating segment, explained by a 6.7% drop in the Chilean domestic market, offset by a 2.4% growth in exports.
•	Cost of sales was down 1.4% organically, explained by a 1.9% lower organic Cost of sales per hectoliter in CLP. The latter was due to a 14.6% organic decrease in the International Business Operating segment, mostly caused by a translation effect, as in local currency Cost of sales per hectoliter grew due to cost pressures in Argentina. This effect, was partially offset by:
(i) a 2.8% increase in the Chile Operating segment, mostly due to higher manufacturing costs, mainly related with our PET recycling plant “CirCCUlar”, and higher aluminum prices, partially compensated by lower prices in sugar, fruit pulp, and malt; and (ii) a 4.7% increase in the Wine Operating segment, mainly from a higher cost of wine and higher USD-linked packaging costs.
•	Gross profit reached CLP 1,251,776 million organic, down by 4.7%; organic Gross margin was lower by 85 bps.
•	MSD&A expenses were down 1.1% in CLP, and as a percentage of Net sales were down 48 bps, mostly due to efficiencies. By Operating segment, MSD&A expenses were as follows: (i) a 4.7% expansion in the Chile Operating segment, mostly due to higher marketing expenses, concentrated in the 4Q25 to support brand equity, and as a percentage of Net sales were flat, (ii) a 9.4% decrease in the International Business Operating segment, highly driven by the consolidation of ADO, as, without such consolidation, MSD&A expenses contracted by 17.9% due to a favorable translation effect in Argentina, as in local currency MSD&A expenses grew due to cost pressures, and as a percentage of Net sales, MSD&A expenses decreased 56 bps, and (iii) a 3.4% decrease in the Wine Operating segment, due to the lower volumes, resulting in a contraction of 37 bps measured as percentage of Net sales, due to efficiencies.
•	EBIT reached CLP 220,849 million, contracting 5.6% versus last year, the latter excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24 (EBIT contracted 15.9% when this non-recurring gain is included).
•	EBITDA reached CLP 376,208 million, a 2.9% decrease versus last year, the latter excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24 (EBITDA contracted 9.6% when this non-recurring gain is included). By Operating segment, Chile posted a robust 7.8% EBITDA growth, above inflation, which was diluted by the 29.5% contraction in the International Business Operating segment, and a 14.9% drop in the Wine Operating segment.
•	Non-operating result totalized a loss of CLP 110,608 million versus a negative result of CLP 97,172 million last year. The higher loss was explained by: (i) a larger loss in Other gains/(losses) by CLP 27,578 million, mostly caused by derivative contracts, specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance positions, which is partially offset in Foreign currency exchange differences, (ii) a higher loss by
CLP 6,909 million in Results as per adjustment units, mainly in Argentina, due to accounting effects from being considered a hyperinflationary country, and (iii) a higher loss in Equity and income of JVs and associated by CLP 4,858 million, generated by a lower financial result in Colombia, mostly due to payments related to claims regarding the Consumption tax (ICO, Impuesto al Consumo) basis determination criteria. These effects were partially compensated by: (i) a higher result in Foreign currency exchange differences by CLP 19,271 million, mostly due to an appreciation of the CLP against the USD in 2025, versus a depreciation in 2024, and its impact on our foreign currency balance positions, being partially compensated by Other gains/(losses) detailed above and (ii) a better result in Net financial expenses by CLP 6,638 million due to a lower debt.
•	Income taxes reached a positive result of CLP 27,052 million versus a positive result of CLP 11,015 million last year. The lower taxes were mainly explained by a lower taxable income, largely explained by a weaker financial result in Argentina, partially compensated by deferred tax income in Argentina, due to the application of inflation adjustments on fixed assets for tax purposes with a higher positive impact in 2024.
•	Net income reached a gain of CLP 117,152 million, contracting 16.3% versus last year, excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24 (Net income contracted 27.2% when this non-recurring gain is included).

[5] Organic variations consider figures comparable between 2025 and 2024 by isolating in 2025 ADO’s accumulated figures as of June 2025 and AV accumulated figures as of September 2025. This is because we started consolidating “Aguas de Origen” (ADO), our water business in Argentina, in 3Q24, and in 4Q24 we started consolidating our partnership with the Vierci Group (AV) in Paraguay.

4Q25 PRESS RELEASE

HIGHLIGHTS BY OPERATING SEGMENTS – FOURTH QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, top line expanded 5.5%, as a result of 4.1% increase in volumes and 1.3% higher average prices. Volumes were boosted by non-alcoholic categories. Average prices were driven by revenue management efforts, offset by negative mix effects. EBITDA totalized CLP 113,313 million, a 6.0% increase, mostly due to a 9.1% Gross profit expansion, partially offset by 10.1% higher MSD&A expenses. Regarding Gross profit, the rise was driven by higher volumes, lower cost pressures related to favorable prices in some raw materials, with the exception of aluminum, and the appreciation of the CLP against the USD, which is positive on USD-linked costs; partially compensated by higher costs from our PET recycling plant “CirCCUlar”. On the other side, MSD&A expenses expanded mostly associated with higher distribution expenses, as volumes grew, and larger marketing expenses to support brand equity.

During the period, CCU continued developing initiatives under its “Juntos por un Mejor Vivir” Sustainability Strategy. In terms of awards, during the quarter CCU kept its position within the top-ten companies, reaching the 7th position in the 17th edition of the “Marcas Ciudadanas” (“Citizen Brands”) ranking, which takes place twice a year, conducted by Cadem, and was among the top-three companies with the best corporate governance in the “La Voz del Mercado” study, developed by the Directors' Institute of Chile (Instituto de Directores de Chile), together with EY and the Santiago Stock Exchange.

In line with new consumption trends, CCU strengthened its portfolio with the launch of diverse products within the flavored low alcohol ready-to-drink cross-category. Finally, we expanded our alliance with Nestlé, incorporating the commercialization and distribution of Nestlé and Starbucks coffee drinks with milk and dairy drinks with coffee, strengthening its value proposition in the ready-to-drink beverage category.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, Net sales recorded a 36.3% decrease, mostly driven by lower average prices, and a 4.6% volume contraction, highly driven by a high-single digit contraction in the beer industry in Argentina. The decrease in average prices in CLP was driven by Argentina, impacted by a negative translation effect, pricing below inflation through the year, and negative mix effects. The latter was partially compensated by efficiencies. In all, EBITDA reached CLP 40,370 million, a 44.5% drop.

WINE OPERATING SEGMENT

The Wine Operating segment posted a top line contraction of 16.8%, driven by 9.7% drop in volumes together with 7.9% decrease in average prices. Lower scale was driven by both exports and domestic markets. The weaker average prices were mostly explained by a stronger CLP and its negative impact on export revenues, and negative mix effects in the portfolio, partially compensated with revenue management initiatives. EBITDA reached CLP 6,698 million, a 45.2% contraction, also impacted by a higher cost of wine.

VSPT Wine Group was recognized with the Amorim Special Award at the Drinks Business Green Awards 2025, the leading sustainability competition in the global wine industry. With this new distinction, VSPT has now accumulated eight recognitions in these awards, highlighting over 15 years of constant progress towards a more sustainable, resilient, and regenerative industry.

4Q25 PRESS RELEASE

FOURTH QUARTER’S 2025 CONFERENCE CALL INFORMATION

CCU is hosting a conference call with investors and analysts to discuss fourth quarter 2025 operating results on February 25th, 2026, at 12:00 pm SCL (10:00 am NY time) where senior management will discuss CCU’s financial results, and this will be followed by a question and answer session. To connect use the following link: https://mm.closir.com/slides?id=303056. For cellphone access, please use the following Access Numbers with the Participant Password: 303056

Location / Number

USA +1 718 866 4614

Brazil +55 612 017 1549

Chile +56 228 401 484

Mexico +52 55 1168 9973

UK       +44 203 984 9844

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits, wine and water industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

4Q25 PRESS RELEASE

•	Chile: This segment commercializes Beer, Non-Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A., Fábrica de Envases Plásticos S.A. and La Barra S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

ARS / CLP / USD

Argentine peso / Chilean peso / United States Dollar

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net income attributable to the equity holders of the parent divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

4Q25 PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Fourth Quarter 2025)
Fourth Quarter	2025	2024	Total Δ % / bps
	(CLP million)
Net sales	853,413	968,078	(11.8)
Cost of sales	(460,771)	(504,994)	(8.8)
% of Net sales	54.0	52.2	183 bps
Direct costs	(368,591)	(399,752)	(7.8)
Manufacturing costs	(92,180)	(105,242)	(12.4)
Gross profit	392,642	463,084	(15.2)
% of Net sales	46.0	47.8	(183) bps
MSD&A	(285,497)	(328,318)	(13.0)
% of Net sales	33.5	33.9	(46) bps
Other operating income/(expenses)	2,768	2,950	(6.2)
EBIT	109,913	137,715	(20.2)
EBIT margin %	12.9	14.2	(135) bps
Net financial expenses	(16,058)	(20,259)	(20.7)
Equity and income of JVs and associated	(1,412)	(3,068)	(54.0)
Foreign currency exchange differences	9,351	(13,904)	167.3
Results as per adjustment units	(2,586)	(5,501)	(53.0)
Other gains/(losses)	(14,950)	8,409	(277.8)
Non-operating result	(25,656)	(34,324)	(25.3)
Income/(loss) before taxes	84,257	103,391	(18.5)
Income taxes	(17,926)	(21,259)	(15.7)
Net income for the period	66,332	82,133	(19.2)

Net income attributable to:
The equity holders of the parent	55,096	74,153	(25.7)
Non-controlling interest	(11,235)	(7,980)	40.8

EBITDA	151,201	182,621	(17.2)
EBITDA margin %	17.7	18.9	(115) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	149.1	200.7	(25.7)
Earnings per ADR (CLP)	298.2	401.4	(25.7)

Depreciation	41,288	44,905	8.1
Capital Expenditures	44,092	41,579	6.0

4Q25 PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Twelve months ended on December 31, 2025)
YTD as of December	2025	2024	Total Δ % / bps
	(CLP million)
Net sales	2,909,625	2,904,566	0.2
Cost of sales	(1,618,034)	(1,590,958)	1.7
% of Net sales	55.6	54.8	84 bps
Direct costs	(1,244,727)	(1,231,353)	1.1
Manufacturing costs	(373,307)	(359,604)	3.8
Gross profit	1,291,591	1,313,609	(1.7)
% of Net sales	44.4	45.2	(84) bps
MSD&A	(1,074,408)	(1,086,432)	(1.1)
% of Net sales	36.9	37.4	(48) bps
Other operating income/(expenses)	3,666	35,526	(89.7)
EBIT	220,849	262,702	(15.9)
EBIT margin %	7.6	9.0	(145) bps
Net financial expenses	(52,425)	(59,063)	(11.2)
Equity and income of JVs and associated	(14,353)	(9,495)	51.2
Foreign currency exchange differences	1,474	(17,797)	(108.3)
Results as per adjustment units	(17,631)	(10,722)	64.4
Other gains/(losses)	(27,673)	(95)	29,048.3
Non-operating result	(110,608)	(97,172)	13.8
Income/(loss) before taxes	110,241	165,530	(33.4)
Income taxes	27,052	11,015	145.6
Net income for the period	137,293	176,545	(22.2)

Net income attributable to:
The equity holders of the parent	117,152	160,944	(27.2)
Non-controlling interest	(20,140)	(15,601)	29.1

EBITDA	376,208	415,936	(9.6)
EBITDA margin %	12.9	14.3	(139) bps

Excluding the non-recurring effect of the sale of a portion of land in Chile in 2Q24(4)
EBIT	220,849	234,033	(5.6)
EBIT margin %	7.6	8.1	(47) bps
EBITDA	376,208	387,267	(2.9)
EBITDA margin %	12.9	13.3	(40) bps
Net income (attributable to equity holders of the parent)	117,152	140,016	(16.3)

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	317.1	435.6	27.2
Earnings per ADR (CLP)	634.1	871.1	27.2

Depreciation	155,359	153,234	1.4
Capital Expenditures	156,901	160,086	(2.0)

4Q25 PRESS RELEASE

Exhibit 3: Segment Information (Fourth Quarter 2025)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment			4. Other/eliminations			Total
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2025	2024	YoY %	2025	2024	YoY %	2025	2024	YoY %	2025	2024	YoY %	2025	2024	YoY %

Volumes	6,850	6,578	4.1	3,741	3,921	(4.6)	307	339	(9.7)	(14)	(18)	(21.9)	10,883	10,820	0.6
Net sales	575,372	545,277	5.5	233,959	367,029	(36.3)	64,033	76,974	(16.8)	(19,951)	(21,202)	(5.9)	853,413	968,078	(11.8)
Net sales (CLP/HL)	83,999	82,892	1.3	62,534	93,616	(33.2)	208,916	226,815	(7.9)				78,414	89,472	(12.4)
Cost of sales	(309,255)	(301,402)	2.6	(122,722)	(173,698)	(29.3)	(41,242)	(46,172)	(10.7)	12,448	16,278	(23.5)	(460,771)	(504,994)	(8.8)
% of Net sales	53.7	55.3	(153) bps	52.5	47.3	512,914 bps	64.4	60.0	442 bps				54.0	52.2	183 bps
Direct costs	(255,192)	(249,104)	2.4	(93,627)	(130,324)	(28.2)	(31,997)	(35,979)	(11.1)	12,225	15,655	(21.9)	(368,591)	(399,752)	(7.8)
Manufacturing costs	(54,063)	(52,298)	3.4	(29,096)	(43,375)	(32.9)	(9,245)	(10,193)	(9.3)	224	623	(64.1)	(92,180)	(105,242)	(12.4)
Gross profit	266,117	243,875	9.1	111,237	193,330	(42.5)	22,791	30,802	(26.0)	(7,503)	(4,924)	52.4	392,642	463,084	(15.2)
% of Net sales	46.3	44.7	153 bps	47.5	52.7	(513) bps	35.6	40.0	(442) bps				46.0	47.8	(183) bps
MSD&A	(178,331)	(161,932)	10.1	(82,270)	(137,166)	(40.0)	(19,577)	(22,653)	(13.6)	(5,320)	(6,567)	19.0	(285,497)	(328,318)	(13.0)
% of Net sales	31.0	29.7	130 bps	35.2	37.4	(221) bps	30.6	29.4	114 bps				33.5	33.9	(46) bps
Other operating income/(expenses)	1,647	1,525	8.0	493	(185)	365.8	384	687	(44.1)	245	923	(73.4)	2,768	2,950	(6.2)
EBIT	89,433	83,468	7.1	29,459	55,979	(47.4)	3,599	8,837	(59.3)	(12,578)	(10,568)	19.0	109,913	137,715	(20.2)
EBIT margin	15.5	15.3	24 bps	12.6	15.3	(266,033) bps	5.6	11.5	(586) bps				12.9	14.2	(135) bps
EBITDA	113,313	106,879	6.0	40,370	72,767	(44.5)	6,698	12,222	(45.2)	(9,179)	(9,247)	0.7	151,201	182,621	(17.2)
EBITDA margin	19.7	19.6	9 bps	17.3	19.8	(257) bps	10.5	15.9	(542) bps				17.7	18.9	(115) bps

4Q25 PRESS RELEASE

Exhibit 4: Segment Information (Twelve months ended on December 31, 2025)
	1. Chile Operating segment			2. International Business Operating segment				3. Wine Operating segment			4. Other/eliminations			Total
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2025	2024	YoY %	2025	2024	YoY %	Organic YoY %	2025	2024	YoY %	2025	2024	YoY %	2025	2024	YoY %	Organic YoY %

Volumes	22,966	22,707	1.1	12,029	9,780	23.0	(0.3)	1,321	1,361	(3.0)	(67)	(75)	(10.1)	36,248	33,773	7.3	0.6
Net sales	1,914,528	1,829,244	4.7	780,296	850,118	(8.2)	(18.6)	276,489	282,638	(2.2)	(61,687)	(57,433)	7.4	2,909,625	2,904,566	0.2	(2.9)
Net sales (CLP/HL)	83,364	80,558	3.5	64,867	86,928	(25.4)	(18.4)	209,367	207,658	0.8				80,269	86,003	(6.7)	(3.4)
Cost of sales	(1,059,252)	(1,018,348)	4.0	(423,947)	(440,461)	(3.7)	(14.8)	(172,949)	(170,264)	1.6	38,114	38,115	(0.0)	(1,618,034)	(1,590,958)	1.7	(1.4)
% of Net sales	55.3	55.7	(34) bps	54.3	51.8	252 bps	243 bps	62.6	60.2	231 bps				55.6	54.8	84 bps	85 bps
Direct costs	(849,295)	(824,156)	3.1	(298,983)	(314,853)	(5.0)	(16.1)	(134,149)	(131,660)	1.9	37,701	39,315	(4.1)	(1,244,727)	(1,231,353)	1.1	(1.7)
Manufacturing costs	(209,957)	(194,192)	8.1	(124,964)	(125,608)	(0.5)	(11.5)	(38,800)	(38,604)	0.5	413	(1,200)	(134.5)	(373,307)	(359,604)	3.8	(0.0)
Gross profit	855,275	810,896	5.5	356,349	409,657	(13.0)	(22.7)	103,540	112,374	(7.9)	(23,573)	(19,318)	22.0	1,291,591	1,313,609	(1.7)	(4.7)
% of Net sales	44.7	44.3	34 bps	45.7	48.2	(252) bps	(243) bps	37.4	39.8	(231) bps				44.4	45.2	(84) bps	(85) bps
MSD&A	(636,845)	(608,538)	4.7	(345,681)	(381,386)	(9.4)		(81,522)	(84,388)	(3.4)	(10,360)	(12,121)	(14.5)	(1,074,408)	(1,086,432)	(1.1)
% of Net sales	33.3	33.3	0 bps	44.3	44.9	(56) bps		29.5	29.9	(37) bps				36.9	37.4	(48) bps
Other operating income/(expenses)	1,959	3,048	(35.7)	(1,169)	(1,486)	21.3		1,146	1,169	(2.0)	1,729	32,794	(94.7)	3,666	35,526	(89.7)
EBIT	220,390	205,406	7.3	9,499	26,786	(64.5)		23,163	29,155	(20.6)	(32,203)	1,355	(2,476.8)	220,849	262,702	(15.9)
EBIT margin	11.5	11.2	28 bps	1.2	3.2	(193) bps		8.4	10.3	(194) bps				7.6	9.0	(145) bps
EBITDA	312,774	290,080	7.8	55,306	78,446	(29.5)		35,600	41,829	(14.9)	(27,471)	5,582	(592.1)	376,208	415,936	(9.6)
EBITDA margin	16.3	15.9	48 bps	7.1	9.2	(214) bps		12.9	14.8	(192) bps				12.9	14.3	(139) bps
Excluding the non-recurring effect of the sale of a portion of land in Chile in 2Q24(4)
EBIT	220,390	205,406	7.3	9,499	26,786	(64.5)		23,163	29,155	(20.6)	(32,203)	(27,314)	(17.9)	220,849	234,033	(5.6)
EBITDA	312,774	290,080	7.8	55,306	78,446	(29.5)		35,600	41,829	(14.9)	(27,471)	(23,087)	(19.0)	376,208	387,267	(2.9)
EBITDA margin	16.3	15.9	48 bps	7.1	9.2	(214) bps		12.9	14.8	(192) bps				12.9	13.3	(40) bps

4Q25 PRESS RELEASE

Exhibit 5: Balance Sheet
	December 31	December 31
	2025	2024
	(CLP million)
ASSETS
Cash and cash equivalents	519,176	707,123
Other current assets	991,921	1,064,144
Total current assets	1,511,097	1,771,267

PP&E (net)	1,460,213	1,522,708
Other non current assets	674,077	695,742
Total non current assets	2,134,290	2,218,450
Total assets	3,645,387	3,989,717

LIABILITIES
Short term financial debt	198,524	165,654
Other liabilities	597,126	694,353
Total current liabilities	795,650	860,006

Long term financial debt	1,083,016	1,274,014
Other liabilities	150,260	183,181
Total non current liabilities	1,233,276	1,457,195
Total Liabilities	2,028,926	2,317,202

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(112,902)	(3,288)
Retained earnings	1,022,139	965,778
Total equity attributable to equity holders of the parent	1,471,930	1,525,183
Non - controlling interest	144,531	147,332
Total equity	1,616,461	1,672,515
Total equity and liabilities	3,645,387	3,989,717

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,281,541	1,439,668

Net Financial Debt	762,365	732,545

Liquidity ratio	1.90	2.06
Total Financial Debt / Capitalization	0.44	0.46
Net Financial Debt / EBITDA(1)	2.03	1.76

(1) Figure as of December 31, 2024, includes a non-recurring gain from the sale of a portion of land in Chile in 2Q24 with an impact on EBITDA by CLP 28,669 million. Excluding this gain, Net Financial Debt / EBITDA reached 1.89x.

4Q25 PRESS RELEASE

Exhibit 6: Summary of the Statement of Cash Flow
	As of December 31 of
YTD December	2025	2024
	(CLP million)
Cash and cash equivalents at beginning of the year	707,123	618,154
Net cash inflows from operating activities	239,051	287,517
Net cash (outflow) from investing activities	(164,300)	(118,294)
Net cash (outflow) flow from financing activities	(206,579)	(125,036)
Net (decrease) increase in cash and cash equivalents	(131,829)	44,187
Effects of exchange rate changes on cash and cash equivalents	(56,118)	44,782
Increase (decrease) in cash and cash equivalents	(187,947)	88,969
Cash and cash equivalents at end of the period	519,176	707,123

Fourth Quarter	2025	2024
	(CLP million)
Cash and cash equivalents at beginning of the period	498,785	599,279
Net cash inflows from operating activities	125,806	154,163
Net cash (outflow) from investing activities	(48,302)	(40,286)
Net cash (outflow) flow from financing activities	(32,836)	(57,860)
Net (decrease) increase in cash and cash equivalents	44,669	56,017
Effects of exchange rate changes on cash and cash equivalents	(24,277)	51,827
Increase (decrease) in cash and cash equivalents	20,391	107,844
Cash and cash equivalents at end of the period	519,176	707,123

Exhibit 7: Impact on quarterly EBITDA and EBIT from the application of IAS 29 from IFRS in accumulated results in Argentina

Fourth Quarter	2025	2024
	(CLP million)
Consolidated EBITDA	151,201	182,621
Impact of IAS 29 in accumulated results in Argentina	(1,126)	1,095
Impact of IAS 29 in the International Business Operating segment	(1,010)	450
Impact of IAS 29 in the Wine Operating segment	(116)	645
Consolidated EBITDA excluding the impact of IAS 29	152,327	181,526

Fourth Quarter	2025	2024
	(CLP million)
Consolidated EBIT	109,913	137,715
Impact of IAS 29 in accumulated results in Argentina	686	(2,862)
Impact of IAS 29 in the International Business Operating segment	754	(3,358)
Impact of IAS 29 in the Wine Operating segment	(68)	497
Consolidated EBIT excluding the impact of IAS 29	109,227	140,577

Page 13 of 13

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 24, 2026